

August 13, 2010

Earl O. Bradley, III
Chief Executive Officer
First Advantage Bancorp
1430 Madison Street
Clarksville, Tennessee 37040

>   **Re: First Advantage Bancorp**
>   **Form 10-K for fiscal year ended December 31, 2009**
>   **From 10-Q for the quarters ended March 31, 2010 and June 30, 2010**
>   **File Number 001-33682**

Dear Mr. Bradley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009
General

1.   Please revise your future filings to disclose how you evaluate loans with interest reserves for collectability prior to the loan's maturity. Discuss how you monitor the collateral and projects over the life of the loan. Identify instances during the periods presented where you have extended additional interest reserves on existing loan relationships beyond the amounts contemplated at origination.

Balance Sheet Analysis
Loans, page 33

2.   We note your disclosure on page 34 that "The balance of one-to-four family loans increased during the year primarily due to the migration of maturing one-to-four family constructions loans to permanent one-to-four family loans." Please revise your future

filings to disclose whether these loans were made on market terms and whether this trend is typical of your normal lending activities or a result of the borrower's lack of ability to find financing elsewhere. If these loans are not made on market terms, please disclose how you concluded that they should not be accounted for as troubled debt restructurings.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities and Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

3.   In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5. Please see Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Item 8. Financial Statements and Supplementary Data
General

4.   We note your statement on page 53 that your financial statements are included beginning on page F-1. We also note that in your EDGAR filings, it appears that your financial statements are "tagged" as being Exhibit 99.15. Please correct your future Form 10-K filings so that your financial statements are filed and "tagged" in accordance with the rules and requirements of Form 10-K and Regulation S-K.

Consolidated Statements of Operations, page F-3

5.   Please revise your future filings to present your earnings per share on the face of your Statements of Operations for the periods presented. Refer to Section 9-04 of Regulation S-X. Similarly, please present earnings per share in your presentation of Selected Financial Data on page 28. Refer to Item 301 of Regulation S-K.

Note 5: Loans and Allowance for Loan Losses, page F-16

6.   Please revise your disclosure in future filings to disclose the amount of allowance for loan losses related to your impaired loans. Refer to ASC 310-10-50-15.

7.   Please revise your future filings beginning in your next Form 10-Q to address the following:

   •   Please provide the disclosures required by ASC 310-40-50 related to loans accounted for as troubled debt restructurings ("TDR") or revise to confirm you had none.

   •   Quantify such loans by type of modification. Please disclose whether you make modifications to loans that you do not account for as TDRs.

- If so, please disclose what types of modifications you make by major loan portfolio, and disclose your basis for not accounting for these modifications as TDRs.

- If the modifications relate to a short term deferral of principle or interest, please disclose how you define short-term for the purposes of concluding that a modification does not constitute a TDR.

- If you continue to believe these other modifications were not TDRs, tell us and disclose in future filings whether the allowance related to the restructured loans would have been materially the same if it had been computed under ASC 310 (SFAS 114).

Note 15: Disclosures About Fair Value of Financial Instruments, page F-27

8.   We note your disclosure that the fair value of loans held for sale is determined based on specific prices committed to be paid for each individual loan. Please revise to disclose whether you record any derivatives related to your commitments to sell loans. If not, please tell us why these commitments do not meet the definition of a derivative. If so, please revise your future filings to disclose the methodology for determining the fair value of such amounts and provide the relevant disclosures pursuant to ASC 810-10-50.

9.   Please revise your future filings to disclose the method used to determine impairment pursuant to ASC 310 related to your impaired loans. If any impaired loans are valued using the practical expedient therein, please revise to disclose the methodology for determining the fair value of such amounts and provide the relevant disclosures pursuant to ASC 810-10-50.

Item 11. Executive Compensation
Summary Compensation Table, page 15

10.   Please tell us and revise in your future disclosures the material factors necessary to understand the figures disclosed in the "Bonus" column of your Summary Compensation Table.

Form 10-K for the Fiscal Year Ended December 31, 2009 and Form 10-Q/A for the Quarter
Ended March 31, 2010
Exhibits 31.1 and 31.2

11.   We note that your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K and Form 10-Q/A contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the certifications omit language from Item 4 whereby you certify that you have responsibility for establishing and maintaining internal control over financial reporting. Please file amended certifications and in all future filings the certifications are in the exact form as set forth in Item 601(b)(31) of

Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

<u>Form 10-Q for the Quarter Ended June 30, 2010</u>
<u>General</u>

12.   Please revise future filings to disclose the information required by Items III and IV of Industry Guide 3. Please also revise to present the credit quality measures discussed in your Form 10-K including, but not limited to, non-performing loans and allowance to non-performing loans. Alternatively, please disclose why you believe such disclosures are not meaningful to an investor's understanding of material trends in your loan portfolio and related credit losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions on accounting matters to Rebekah Moore at 202-551-3303, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief